SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form S-8 (Registration No. 333-116429), filed with the Commission on June 14, 2004, and its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004

Press Release

FOR IMMEDIATE RELEASE

OTI REPORTS FY 2005 FIRST QUARTER FINANCIAL RESULTS

—	Revenues Climb 24% Compared to Same Period Last Year
—	Operating Loss Decreased; Cash Flow at Breakeven
—	Growth Related Mainly to Orders Delivered in the Payments Market

Fort Lee, NJ – May 23, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first quarter ended March 31, 2005.

—	Revenues for the first quarter increased by 24% to $6.55 million from $5.30 million for the same period of last year.
—	Net loss for the period decreased by 16% to $(1.67) million from $(1.99) million in the first quarter last year.
—	Licensing and transaction fees for the quarter were up 280% to $825,000 from $217,000 for the same period last year.
—	Cash flow from operating activities was at breakeven with $97,000 for the quarter.

Oded Bashan, President and CEO of OTI commented: “During the first quarter we continued to build on our growth and positioning in the three key vertical markets we serve – payments for small ticket items, Smart ID for verification of individuals and petroleum payments. In this quarter, sales of products represented most of our revenues. Licensing and transaction fees continued to rise.”

Mr. Bashan continued, “We are encouraged by the recent developments and announcements in the contactless payments market in the US. In this quarter we saw our strategy of capturing a leading position in the payments market bear fruit; revenues from the payments market constituted 49% of our revenues. Our gross profit has declined compared to the same period last year, mainly due to the execution of initial stages of projects which are characterized by lower margins in their early stages.”

Financial Results

Revenues for the first quarter ended March 31, 2005 increased to $6.55 million from $5.30 million for the first quarter of last year. The increase was due to the growing implementation of contactless payment programs around the world. Gross Profit for the first quarter was $2.20 million versus $2.26 million for the same period last year. This was mainly due to the execution of initial stages of projects which are characterized by lower margins in their early stages. The operating loss for first quarter of 2005 decreased to $(1.63) million from $(1.85) million in the same period in 2004. Net loss for the quarter decreased to $(1.67) million, or $(0.20) loss per share, from $(1.99) million, or $(0.39) loss per share, for the first quarter of 2004. For the period ended March 31, 2005, cash and cash equivalents and short term investments were at $30.0 million compared to $28.5 million on December 31, 2004 and $13.8 million on March 31, 2004.

The Company has scheduled a conference call and simultaneous Web cast for Monday, May 23, 2005, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Head of Global Marketing and President OTI America, for 10:00 AM EDT to discuss operating results and future outlook. To participate, call: 1-800-963-8290 (U.S. toll free), 1-800-931-5196 (Israel toll free), 0-800-182-1463 (Germany toll free), or 1-973-409-9260 (standard international) ID Code: OTI. To attend the Web cast, use the following links: http://www.otiglobal.com/content.aspx?id=98

For those unable to participate, the teleconference will be available for replay until midnight May 30th, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number # 6075543, or on the web at: http://www.otiglobal.com/content.aspx?id=98.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. These statements can be identified by their use of the words “will”, “anticipates” and “expects” and other similar expressions, as well as by such phrases as “starting to see” and “we believe”. Each of these statements is subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations:	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication, OTI	5W Public Relations	PortfolioPR
201 944 5200 ext. 111	212 999 5585	212 736 9224
galit@otiglobal.com	ahandelsman@5wpr.com	pholm@portfoliopr.com

ON TRACK INNOVATIONS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
US dollars in thousands, except per share data

On Track Innovations Ltd. and its subsidiaries

	March 31 2005	March 31 2004	December 31 2004
	(Unaudited)	(Unaudited)	(Unaudited)

Assets

Current Assets
Cash and cash equivalents	$20,474	$13,692	$23,917
Short-term investments	9,531	142	4,559
Trade receivables (net of allowance for doubtful accounts
of $ 316, $ 271 and $ 329 as of March 31 2005 and 2004
and December 31, 2004, respectively)	4,800	3,119	3,477
Other receivables and prepaid expenses	3,226	1,945	2,705
Inventories	4,747	4,257	4,765

Total current assets	42,778	23,155	39,423

Severance Pay Deposits Fund	595	608	595

Long-Term Receivables	1,052	-	1,077

Property, Plant and Equipment, Net	5,534	5,639	5,324

Other Intangible Assets, Net	1,293	278	1,438

Goodwill	4,146	5,383	4,146

Total Assets	$55,398	$35,063	$52,003

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,794	$2,199	$1,641
Trade payables	4,604	3,325	4,305
Other current liabilities	4,578	2,378	3,824

Total current liabilities	10,976	7,902	9,770

Long-Term Liabilities
Long-term loans, net of current maturities	1,851	2,920	2,018
Accrued severance pay	1,617	1,135	1,361
Deferred tax liabilities	158	-	162

Total long-term liabilities	3,626	4,055	3,541

Total liabilities	14,602	11,957	13,311

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: authorized -
10,000,000 shares as of March 31, 2004 and 30,000,000
as of December 31, 2004 and March 31, 2005;
Issued and outstanding - 8,634,946, 5,647,861 and
8,422,175 shares as of March 31, 2005 and 2004 and
December 31 2004, respectively	204	138	199
Additional paid-in capital	93,837	65,077	90,779
Deferred stock compensation	(2,820)	(578)	(3,553)
Accumulated other comprehensive income	335	269	353
Accumulated deficit	(50,760)	(41,800)	(49,086)

Total shareholder's equity	40,796	23,106	38,692

Total Liabilities and Shareholders' Equity	$55,398	$35,063	$52,003

ON TRACK INNOVATIONS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except per share data

On Track Innovations Ltd. and its subsidiaries

	Three months ended March 31		Year ended December 31
	2005	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Products	$5,359	$4,627	$19,120
Non-recurring engineering	133	112	433
Licensing and transaction fees	825	217	2,237
Customer service and technical support	232	346	1,362

Total revenues	6,549	5,302	23,152

Cost of Revenues
Products	4,129	2,850	11,853
Non-recurring engineering	43	37	183
Customer service and technical support	174	160	763

Total cost of revenues	4,346	3,047	12,799

Gross profit	2,203	2,255	10,353

Operating Expenses
Research and development	1,240	784	3,544
Less - participation by the Office of the
Chief Scientist	154	163	394

Research and development, net	1,086	621	3,150
Selling and marketing	1,392	1,295	6,010
General and administrative	1,742	1,484	6,549
Amortization of intangible assets	121	47	261
Expenses relating to raising of capital and
exchange of subsidiary's employees equity
interest in equity interest of the Company	-	659	3,227
Gain from sale of a subsidiary	(510)	-	-

Total operating expenses	3,831	4,106	19,197

Operating loss	(1,628)	(1,851)	(8,844)
Financial expenses, net	(13)	(6)	(287)
Other income (expenses), net	4	(26)	29

Loss before income taxes	(1,637)	(1,883)	(9,102)
Taxes on income	(37)	(106)	(173)

Net loss	$(1,674)	$(1,989)	$(9,275)

Basic and diluted net loss per ordinary share	$(0.20)	$(0.39)	$(1.33)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	8,530,008	5,120,321	6,972,878

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: May 23, 2005